--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                                  PURSUANT TO
                                SECTION 14(D)(1)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                             ---------------------
                             HOLOPHANE CORPORATION
                           (Name of Subject Company)
                             NSI ENTERPRISES, INC.
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    43645B10
                     (CUSIP Number of Class of Securities)

                             KENYON W. MURPHY, ESQ.
                      VICE PRESIDENT AND ASSOCIATE COUNSEL
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   NSI CENTER
                          1420 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30309-3002
                           TELEPHONE: (404) 853-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                           RUSSELL B. RICHARDS, ESQ.
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                           TELEPHONE: (404) 572-4695
                             ---------------------

      [X] Check box if any part of the fee is offset as provided by Rule
          0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID:
      $94,165

      FORM OR REGISTRATION NO.:
      Schedule 14D-1

      FILING PARTY:
      National Service Industries, Inc. and NSI Enterprises, Inc.

      DATE FILED:
      June 25, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission")on June 25, 1999 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by NSI Enterprises, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of National Service Industries, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, $.01 par value per share (the "Shares"), of Holophane Corporation, a Delaware corporation (the "Company"), at a price of $38.50 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the consummation of the Offer and the Merger expired at 11:59 p.m., New York City time, on July 8, 1999.

ITEM 10.  ADDITIONAL INFORMATION.

     Items 10(b), (c) and (e) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     The information provided in this Amendment No. 1 under Item 5 is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

          (a)(9) Press Release issued by Parent on July 9, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          NATIONAL SERVICE INDUSTRIES, INC.

                                          By:     /s/ JAMES S. BALLOUN
                                            ------------------------------------
                                            Name: James S. Balloun
                                               Title: Chairman of the Board,
                                               President and Chief Executive
                                                           Officer

                                          NSI ENTERPRISES, INC.

                                          By:     /s/ JAMES S. BALLOUN
                                            ------------------------------------
                                            Name: James S. Balloun
                                               Title: Chairman of the Board,
                                               President and Chief Executive
                                                           Officer

Date: July 9, 1999

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                 DESCRIPTION
  -------                               -----------
  (a)(9)   --   Press Release issued by Parent on July 9, 1999